September 3, 2021

Via E-mail

Ryan Charles, Esq.
U.S. Bank Global Fund Services
1201 South Alma School Road, Suite 3000
Mesa, AZ 85210

Eric Simanek, Esq.
Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006

       Re:     Kelly Strategic ETF Trust
               Registration Statement on Form N-1A
               File Nos. 333-258490, 811-23723

Dear Mr. Charles and Mr. Simanek:

        On August 5, 2021, Kelly Strategic ETF Trust (the    Trust   ), on
behalf of the Strategic E-
Commerce & Logistics Sector ETF, Strategic Fintech & Digital Payments Sector ETF, Strategic
Internet of Things Technology ETF, Strategic Hotel & Lodging Sector ETF,
Strategic
Residential & Apartment Real Estate ETF, Strategic Technology & E-Commerce Real Estate
ETF, and Strategic CRISPR & Gene Editing Technology ETF (the    Funds   ),
filed a registration
statement on Form N-1A under the Securities Act of 1933 (   Securities Act   )
and the Investment
Company Act of 1940 (   1940 Act   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                     LEGAL COMMENTS

                                      Declaration of Trust

Article VIII, Section 2   Derivative and Direct Actions

    1. Please disclose in an appropriate location in the Prospectus a summary of the Declaration
       of Trust   s requirements related to derivative and direct actions in
Article VIII, Section 2
       (Derivative and Direct Actions).




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     2. Please revise Article VIII, Section 2 (Derivative and Direct Actions) of the Declaration of
       Trust to state that Section 2 does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Article VIII, Section 7(c)   Choice of Forum Provision

    3. Please disclose in an appropriate location in the Prospectus the federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

                                           Prospectus

    4. Please provide full index methodologies for all funds.

All Funds   Fee and Expense Table and Example

    5. General Instruction C.3(b) of Form N-1A states,    Other Information. A
Fund may
       include, except in response to Items 2 through 8, information in the prospectus or the SAI
       that is not otherwise required.    Please conform the paragraph
immediately following
          Fees and Expenses of the Fund    to the required language of Form
N-1A, or explain why
       alternate language should be permitted.

    6. Please provide fees and expenses sufficiently in advance of effectiveness for review.

    7. Please confirm that acquired fund fees and expenses, if any, will not exceed one basis point. If they will, please include acquired fund fees and expenses within the operating expenses per Item 3 of Form N-1A.

    8. Please confirm that there are no fee reimbursement/recoupment arrangements. If there are, recoupment terms must be noted in a footnote and are subject to the following conditions: (1) amounts may be recouped only within 3 years from that date when an amount is waived/reimbursed, (2) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived, and (3) the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

    9. Please provide the example sufficiently in advance of effectiveness for review.

    10. General Instruction C.3(b) of Form N-1A states,    Other Information. A
Fund may
        include, except in response to Items 2 through 8, information in the prospectus or the SAI
        that is not otherwise required.    Please conform the language of the
Example to that of
        Form N-1A Item 3 with the exception of the term    mutual fund.




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 All Funds   Item 4   Principal Investment Strategies

    11. Please define    significant capital expenditures    in the description
for each index.

    12. With regard to    significant capital expenditures    and including a
company that has
           publicly presented itself as a company whose primary business activities are in one or
        more of the activities described above,    Rule 35d-1(a)(2) requires an
80% policy with
        respect to investments in the particular industry or industries
suggested by a fund   s name.
        Please explain why these two selection categories are reasonable to define the securities that comprise an industry. In addition, please clarify whether publicly presenting a
        primary business activity means based on issuer   s primary SIC or
other industry codes or
        classifications.

    13. Please disclose how weightings are redistributed when a constituent is above the maximum weighting.

    14. The Funds state,    It is expected that the Fund will concentrate its
investments in the
        sectors described above.    Please state the specific sectors. In
addition, please
        supplementally confirm that the index is not in any particular industry or group of industries, or please revise the sentence. If the Fund will concentrate in an industry or group of industries, please add a concentration risk.

    15. For all indexes with a maximum number of constituents, please explain how the rules-
        based methodology deals with a situation in which the number of eligible constituents according to the rules is greater than the maximum number of constituents of the index according to the rules.

Strategic Fintech & Digital Payments Sector ETF   Item 4   Principal Investment
Strategies

    16. The Fund states,    Because the Fund will not invest directly in any
cryptocurrency, it will
        not track price movements of any cryptocurrency.    To avoid confusion,
please clarify in
        this sentence that the Fund will also not invest in cryptocurrency derivatives as noted in the first sentence of the paragraph.

    17. It appears that many of the companies the Fund may invest in will have only an indirect and perhaps not substantial involvement in the blockchain industry. If true, please prominently disclose such fact in both the principal strategy and risk sections (e.g., blockchain activities represent a minor part of a company, so growth of blockchain
        activities may not have a material impact on the company   s stock
price).

Strategic Internet of Things Technology ETF   Item 4   Principal Investment
Strategies

    18. Pursuant to Rule 421 of the Securities Act, please provide a plain English explanation or
        definition for    software process extension.


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     19. The Fund states,    Investments in any one of the sectors described
above is limited to 35%
        of net assets as of [ ].    Please explain to the staff what date is
contemplated in this
        placeholder. For example, is it of a date certain? In addition, please explain how a sector-based 35% limit will function with respect to the index and the
Fund   s portfolio
        based on this date. We may have further comments based on response to this comment.

Strategic Residential & Apartment Real Estate ETF   Item 4   Principal
Investment
Strategies

    20. The Fund states,    As of [], 2021, companies listed in the following
countries were
        eligible for inclusion in the index . . . .    Earlier on the same
page, the Fund states,    The
        Index is a rules-based index that consists of U.S.- and Canada-listed the [sic] companies .
        . . .    In addition to correcting the typo noted in the previous
sentence, please harmonize
        the two sentences.

Strategic CRISPR & Gene Editing Technology ETF   Item 4   Principal Investment
Strategies

    21. The Fund states,    The Index is a rules-based index that consists of
the stocks or
        corresponding depositary receipts of companies (i) whose products or services are either predominately tied to DNA technology (including CRISPR & gene editing technology, gene editing development solutions, and gene editing sequencing solutions) or (ii) have stated their primary business to be in products or services focused on one or more of the
        sectors, as described below . . . .    Although the Staff does not
currently take issue with
        regard to the specific details of CRISPR and gene editing technology as they relate to the
        Fund   s name, the term    DNA technology    appears overly broad with
reference to the
        Fund   s name in this sentence. Please explain why    DNA technology
is not misleading
        with reference to the fund   s name or revise this sentence. This
comment also applies to
        the latter portion of the term    DNA modification systems, and
technologies    in the
        CRISPR & Gene Editing Technologies paragraph.

    22. Pursuant to plain English principles under Rule 421 of the Securities Act, and for greatest
        clarity, please define and explain    CRISPR    and    gene editing
technology
        contemporaneously with their first uses in the principal investment strategy.

All Funds   Item 4   Principal Risks

    23. On the basis of the Index Provider   s operating history and experience
as an index
        provider, please consider adding an index provider risk disclosing the lack of experience and any related risk factors.

    24. Given the minimum market capitalization for each index of $300 million, please consider whether a microcap risk is appropriate for each fund.




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 Strategic Fintech & Digital Payments Sector ETF   Item 4   Principal Risks

    25. Please consider whether the following risk is appropriate: Third party product defects or vulnerabilities (i.e., the risk that blockchain systems built using third party products may
        be subject to technical defects or vulnerabilities beyond a company   s
control).

Strategic CRISPR & Gene Editing Technology ETF   Item 4   Principal Risks

    26. Please consider whether the order of risks (specifically, the DNA Technology Company
        Risk) prioritizes the risks that are most likely to adversely affect
the Fund   s net asset
        value, yield, and total return.

Item 9   Principal Investment Strategies/Principal Risks/Non-Principal Risks

    27. Pursuant to Item 9(a), please state each Fund   s investment
objective(s).

    28. Pursuant to Item 9(b), please provide the following:    Implementation
of Investment
        Objectives. Describe how the Fund intends to achieve its investment objectives. In the
        discussion: (1) Describe the Fund   s principal investment strategies,
including the
        particular type or types of securities in which the Fund principally invests or will invest.

    29. Please review the principal risks chart on p. 50 to ensure the correct risks are marked for each fund. For example, Real Estate Companies Risk and REIT Investment Risk are
        marked for the Strategic CRISPR and Gene Editing Technology ETF but do not appear in
        Item 4 for the Fund.

    30. If applicable, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-
        kind. In addition, please disclose that these costs could be imposed on the ETF, and thus
        decrease the ETF   s net asset value, to the extent that the costs are
not offset by a
        transaction fee payable by an authorized participant.

    31. On p. 54, under the heading    Foreign Securities Risk,    the Trust
discusses investing in
        securities issued by the U.S. government. Please provide an appropriate separate heading for this paragraph.

    32. In Item 9 principal risks, several risks discuss a risk applicable to
 the Fund    without
        being specific. For example, please see the Hotel and Lodging Companies Investing
        Risk. For the avoidance of confusion, please revise such risks where appropriate to be specific to an applicable fund.

    33. Please consider the following from ADI 2019-08 - Improving Principal Risks Disclosure:
           The staff encourages funds to disclose non-principal risks (and non-principal investment
        strategies) in the fund   s statement of additional information rather
than in the fund   s

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        prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information.

Manager of Managers Structure

    34. When does the Trust plan to file for the exemptive relief discussed on
p. 59? Please be
        aware that the Staff will not accelerate an N-1A that does not provide sub-advisory fee information without an appropriate exemptive order.

Additional Information on Buying and Selling Fund Shares

    35. Item 11(a)(1) of Form N-1A states,    (a) Pricing of Fund Shares.
Describe the procedures
        for pricing the Fund   s shares, including: (1) An explanation that the
price of Fund shares
        is based on the Fund   s net asset value and the method used to value
Fund shares (market
        price, fair value, or amortized cost); except that if the Fund is an Exchange-Traded Fund, an explanation that the price of Fund shares is based on a market
price.    On p. 61, or
        another appropriate location in the Prospectus, please discuss ETF market pricing.

Investments by Registered Investment Companies

    36. On p. 62, the Trust states,    Registered investment companies are
permitted to invest in
        each Fund beyond the limits set forth in section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such investment companies enter into an agreement with the applicable
Fund(s).    This
        language appears to be boilerplate language prior to recent Rule 12d1-4. Please revise the language, or explain why it should remain.

                             Statement of Additional Information

Item 16   Description of the Fund and Its Investments and Risks   Unsponsored
Depositary Receipts

    37. On p. 5, the Trust states, In addition, all Depositary Receipts generally must be sponsored; however, the Funds may invest in unsponsored Depositary Receipts under certain limited circumstances. Please disclose and describe the limited circumstances under which unsponsored Depositary Receipts will be utilized.

Portfolio Holdings Disclosure Policies and Procedures

    38. On p. 15, the Trust states,    As exchange-traded funds, information
about each Fund   s
        portfolio holdings is made available on a daily basis in accordance with the provisions of
        an Order of the SEC applicable to the Funds . . . .    Please confirm
and explain why this
        portion of the sentence is correct given the apparent applicability of Rule 6c-11 of the
        1940 Act.




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 Item 17(a)(1)   Management Information

    39. On p. 19, the Trust indicates that Kevin Kelly oversees six portfolios in the fund complex. However, there are seven ETFs in the registration statement. Please revise this accordingly, or explain why it is correct.

Item 17(c)   Board Compensation

    40. Please confirm that there will be no retirement benefits program reportable under Item
        17(c) of Form N-1A.

Item 19   Investment Advisory and Other Services

    41. Regarding the Sub-Advisory Agreement discussion on p. 22, Section 15(a)(3) of the 1940
        Act states that the investment adviser is not to be given more than 60
days    written notice
        of termination. Please explain how the language of    not less than 60
days    written notice
        to the Sub-Adviser    is compliant with the 1940 Act, or revise the
sentence.

                                                Part C

Item 28(h)   Other Material Contracts

    42. Registrants should include the index license or sublicense agreement to which a fund is a party as an exhibit to the registration statement, if applicable, as it
is considered an    other
        material contract    pursuant to Item 28(h) of Form N-1A.

Item 28(m)   Rule 12b-1 Plan

    43. Given that it appears 12b-1 fees will be charged, please explain why the 12b-1 Plan is not applicable.

Item 35   Undertakings

    44. Please explain why is there no Item 35 undertaking related to Section 14(a)(3) of the
        1940 Act regarding seed capital, or provide an undertaking.

    45. Is a party other than a fund   s sponsor or one of its affiliates
providing each Fund   s initial
        (seed) capital? If yes, please supplementally identify the party providing the seed capital, and describe their relationship with the Funds.

                                  ACCOUNTING COMMENTS

There are no accounting comments for this initial filing.




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                                               Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6197.


                                                     Sincerely,
                                                     /s/ Ryan Sutcliffe
                                                     Staff Attorney


cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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